SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1

CAAS Rua da Quitanda, 196, Edifício Mário Bhering. CEP:20.091-005, Centro, Rio de Janeiro-RJ Extrato da Ata da 052ª RCGPE, de 25.06.2020.

CERTIFICATE

EXTRACT FROM THE MINUTES OF THE FIFTY-SECOND MEETING OF THE MANAGEMENT, PEOPLE AND ELIGIBILITY COMMITTEE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

It is hereby certified, for the due purposes, that on June 25, 2020, the Eletrobras Management, People and Eligibility Committee - CGPE held its fifty-second meeting, having participated, by videoconference, as members, the Board Member and Coordinator MARCELO DE SIQUEIRA FREITAS (MSF), the Board Member RUY FLAKS SCHNEIDER (RFS) and the Board Member VICENTE FALCONI CAMPOS (VFC). There was no register of absences. The meeting was chaired by the Adviser to the Eletrobras Board of Directors and substitute Secretary of Governance, FERNANDO KHOURY FRANCISCO JUNIOR. OPINION ABOUT ELIGIBILITY: The members of the Management, People and Eligibility Committee, in the use of their legal attributions, and with support in articles 14 and 64, §1, of Decree nº 8.945/16, and in Circular Letter nº 842/16-MP, cast their votes based on the support material made available, having unanimously expressed their opinion and exclusively from the perspective of legal investiture requirements, due to the eligibility, among others, of the following appointments:

a)   Eletrobras Holding – Appointment of the Federal Government to the Board of Directors.

✓  Lúcia Maria Martins Casasanta

b)   Eletrobras Holding – Appointment of the Federal Government to the alternate member of the Fiscal Council.

✓  Ricardo Takemitsu (awaiting release from the Chief of Staff Office).

➢  Note: The eligibility opinion on the nominated Ricardo Takemitsu Simabuku is subject to the approval of this nomination by the Chief of Staff.

There being no further business to discuss on the topic, the Committee members concluded the work on the eligibility of this meeting, determining the drawing up of this certificate, which, after being read and approved, was signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Advisor to the Board of Directors Eletrobras and substitute Secretary of Governance, who drew it up.

Rio de Janeiro, June 25 2020.

FERNANDO KHOURY FRANCISCO JUNIOR

Alternate Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.